Exhibit 99.04
News release...
Date: 26 November 2007
Ref: PR580g
Rio Tinto invests US$2.4 billion in two new iron ore mines in the Pilbara
Rio Tinto has announced a further significant investment in its iron ore export capacity in the Pilbara region of Western Australia, with the approval of the new Mesa A/Warramboo mine in the Robe Valley and Brockman 4 mine near Tom Price.
The combined investment of US$2.42 billion (nominal terms, 100 per cent basis) in the two mines will ensure that Rio Tinto’s leadership of the Pilbara matches its unparalleled global position in the iron ore industry. The mines will begin production in 2010.
Sam Walsh, Chief Executive Rio Tinto Iron Ore, said the new mines were integral to the Pilbara production platform underpinning Rio Tinto’s rapid expansion of its global network of assets.
“Mesa A/Warramboo and Brockman 4 demonstrate our strategy of substantial investment in high-quality, long-life, low-cost assets. They are outstanding deposits, close to existing infrastructure, and each promises excellent commercial returns,” he said.
“Brockman 4 will bring on a new, high-volume long-life source of Brockman ore, a key component of the Pilbara Blend product successfully introduced to the market in July this year. Likewise, our Robe Valley pisolite product has consistently proved to be competitively attractive for our customers.”
Mesa A/Warramboo
 The Mesa A/Warramboo mine, about 50 kilometres from Pannawonica, will have an initial production of 20 Mtpa, increasing to 25Mtpa by 2011.
The mine will sustain production of Robe Valley pisolite ore at 32Mtpa over the next decade. Current production from the Mesa J deposit, now nearing the end of its mine life, will reduce to 7Mtpa with Mesa A providing the balance. A 49-kilometre rail extension will connect the new mine to the Rio Tinto rail network.
The project capital cost is estimated at US$901 million (Rio Tinto share US$478 million).
Total high-grade reserves across the Mesa A / Warramboo deposits are estimated at 249Mt, with a total mine life of 11 years.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Brockman 4
 The first phase of the Brockman 4 development, about 60 kilometres northwest of Tom Price, will have an annual output of 22 Mtpa with a potential for further expansion. Brockman 4 is well positioned to serve as a hub for the future development of nearby deposits. The project has an estimated total capital cost of US$1,521 million. Design considerations allowing for an increase in output by 14Mtpa, to 36Mtpa, are included in the Phase I scope, which will facilitate a cost effective ramp up as additional port capacity is brought on line.
Phase I will take two years to construct and commission with production ramp-up planned to begin in early 2010, and full capacity to be reached by 2012. The mine will be connected to the Pilbara Iron Rail network by a 35 kilometre rail spur to the Brockman 2/Nammuldi operations.
The Brockman 4 orebody contains 573Mt of high-grade reserves (>60 percent iron). A further 597 Mt of blending and lower-grade (50-60 percent Fe) resource will be stockpiled for future processing.
Both expansions are subject to Government approvals.
For further information, please contact:

Media Relations, London	Media Relations, Australia

Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Media Relations, US	Media Relations, Canada

Nancy Ives	Bryan Tucker
Mobile: +1 619 540 3751	Office: +1 514 848 8511

Investor Relations, London	Investor Relations, Australia

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326	Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Forward looking statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

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